EXHIBIT 12.1


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                                        THE CHARLES SCHWAB CORPORATION

                              Computation of Ratio of Earnings to Fixed Charges
                                        (Dollar amounts in thousands)
                                                 (Unaudited)


                                                             Three Months Ended            Nine Months Ended
                                                                September 30,                September 30,
                                                             1997           1996          1997           1996
                                                             ----           ----          ----           ----

Earnings before taxes on income                           $  126,940     $   96,497    $  343,003     $  294,866
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Fixed charges
   Interest expense - customer                               125,665         93,818       350,474        267,024
   Interest expense - other                                   16,673         13,704        48,120         40,659
   Interest portion of rental expense                          6,657          5,784        19,405         17,045
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   Total fixed charges (A)                                   148,995        113,306       417,999        324,728
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Earnings before taxes on income and fixed charges (B)     $  275,935     $  209,803    $  761,002     $  619,594
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Ratio of earnings to fixed charges (B) divided by (A)*           1.9            1.9           1.8            1.9
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Ratio of earnings to fixed charges as adjusted**                 6.4            6.0           6.1            6.1
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*  The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.
   For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.
   "Fixed charges" consist of interest expense incurred on payables to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.


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